EXHIBIT 99.1

China Lodging Group, Limited Reports Second Quarter of 2016 Results

  A total of 3,114 hotels or 314,811 hotel rooms in operation as of June 30, 2016
  Net revenues increased 13.7% year-over-year to RMB1,656.9 million (US$249.3 million) 1 for the second quarter of 2016, in line with the guidance previously announced.
  Income from operations increased 31.9% year-over-year to RMB263.4 million (US$39.6 million) for the second quarter of 2016.
  Adjusted EBITDA (non-GAAP) increased 51.4% year-over-year to RMB572.2 million (US$86.1 million) for the second quarter of 2016.
  Net income attributable to China Lodging Group, Limited increased 111.5% year-over-year to RMB315.5 million (US$47.5 million) for the second quarter of 2016.
  Basic earnings per ADS2 were RMB4.56 (US$0.69) and diluted earnings per ADS were RMB4.44 (US$0.67) for the second quarter of 2016. Excluding share-based compensation expenses, adjusted basic earnings per ADS (non-GAAP) were RMB4.80 (US$0.72) and adjusted diluted earnings per ADS (non-GAAP) were RMB4.67 (US$0.70) for the second quarter of 2016.
  The Company expects the Q3 2016 net revenues growth of 10% to 12.5% year-over-year; and reaffirms the full year 2016 net revenues growth of 12% to 15%.

SHANGHAI, China, Aug. 16, 2016 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (NASDAQ:HTHT) (“China Lodging Group” or the “Company”), a leading and fast-growing multi-brand hotel group in China, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Operational Highlights

· During the second quarter of 2016, the Company added a net of 125 hotels, including the opening of 174 hotels and the closure of 49 hotels. As of June 30, 2016, the Company had 627 leased (“leased-and-operated”) and owned hotels, 2,306 manachised (“franchised-and-managed”) hotels, and 181 franchised hotels in operation in 357 cities. As of June 30, 2016, the number of hotel rooms in operation totaled 314,811, an increase of 28% from a year ago.

· As of June 30, 2016, the Company had 23 leased hotels and 563 manachised and franchised hotels contracted or under construction.

· The ADR, which is defined as the average daily rate for all hotels in operation (excluding certain franchised Starway hotels), was RMB184 in the second quarter of 2016, compared with RMB181 in the second quarter of 2015 and RMB172 in the previous quarter. The year-over-year increase of 1.8% was due to more favorable brand mix with an increased proportion of midscale and upscale hotels. The sequential increase resulted mainly from seasonality.

· The occupancy rate for all hotels in operation (excluding certain franchised Starway hotels) was 85.2% in the second quarter of 2016, compared with 85.8% in the second quarter of 2015 and 80.4% in the previous quarter. The slight year-over-year decrease was mainly due to lower occupancy in lower-tier cities. The sequential increase resulted mainly from seasonality.

· RevPAR, defined as revenue per available room for all hotels in operation (excluding certain franchised Starway hotels), was RMB157 in the second quarter of 2016, compared with RMB156 in the second quarter of 2015 and RMB139 in the previous quarter. The year-over-year increase of 1.1% was a result of the higher ADR. The sequential increase resulted mainly from seasonality.

· For all hotels which had been in operation for at least 18 months (excluding certain franchised Starway hotels), the same-hotel RevPAR was RMB159 for the second quarter of 2016, representing a 1.2% decrease from RMB161 for the second quarter of 2015, with a 0.7% decrease in ADR and a 0.4-percentage-point decrease in occupancy rate. Excluding hotel rooms under renovations for product upgrades，the normalized same-hotel RevPAR would show a year-over year decrease of 0.1%. The midscale and upscale hotels registered an 8.6% same-hotel RevPAR improvement, mainly driven by a 2.9% increase in ADR and a 4.5-percentage-point increase in occupancy rate.

As of June 30, 2016, the Company’s loyalty program had approximately 61 million members, who contributed more than 80% of room nights sold during the second quarter of 2016. In the second quarter of 2016, approximately 89% of room nights were sold through the Company’s own channels.

“We had solid results this quarter. Our net revenues grew by 13.7% in line with our expectation while income from operations and adjusted EBITDA grew by 31.9% and 51.4%, respectively, for the second quarter,” said Ms. Jenny Zhang, Chief Executive Officer of China Lodging Group.

“We are thrilled to see improved performance combined with growing hotel network. The same-hotel RevPAR for midscale and upscale hotels has maintained high-single-digit growth. About 36% of our hotel pipeline are contributed by midscale and upscale brands,” Ms. Zhang added. “We are optimistic about the prospects of the travel industry in China, especially the growth of demand in leisure travel. We continue executing our multi-brand and asset-light strategy, and expect to offer high quality products and deliver strong results.”

Second Quarter of 2016 Financial Results

(RMB in thousands)	Q2 2015	Q1 2016	Q2 2016
Revenues:
Leased and owned hotels	1,269,125	1,201,761	1,329,736
Manachised and franchised hotels	273,259	318,103	351,831
Others	-	628	8,994
Total revenues	1,542,384	1,520,492	1,690,561
Less: business tax and related surcharges	(84,625)	(82,507)	(33,642)
Net revenues	1,457,759	1,437,985	1,656,919

Total revenues for the second quarter of 2016 were RMB1,690.6 million (US$254.4 million), representing a 9.6% year-over-year increase and an 11.2% sequential increase. The year-over-year increase was primarily due to our expanded hotel network and improved blended RevPAR, partially offset by the impact of VAT reform in China. The sequential increase was due to seasonality.

Total revenues from leased and owned hotels for the second quarter of 2016 were RMB1,329.7 million (US$200.1 million), representing a 4.8% year-over-year increase and a 10.6% sequential increase.

Total revenues from manachised and franchised hotels for the second quarter of 2016 were RMB351.8 million (US$52.9 million), representing a 28.8% year-over-year increase and a 10.6% sequential increase. Total revenues from manachised and franchised hotels accounted for 20.8% of the Company’s total revenues in the second quarter of 2016, increase from 17.7% a year ago.

Other revenues represent revenues generated from other than hotel businesses, which mainly include revenues from HuaZhu mall and the provision of IT products and services to hotels, were RMB9.0 million (US$1.4 million) for the second quarter of 2016.

Net revenues for the second quarter of 2016 were RMB1,656.9 million (US$249.3 million), representing a 13.7% year-over-year increase and a 15.2% sequential increase.

(RMB in thousands)	Q2 2015	Q1 2016	Q2 2016
Operating costs and expenses:
Hotel operating costs	1,088,159	1,200,459	1,217,412
Other operating costs	-	-	3,029
Selling and marketing expenses	44,566	33,055	36,064
General and administrative expenses	95,408	106,607	118,868
Pre-opening expenses	31,553	22,019	13,371
Total operating costs and expenses	1,259,686	1,362,140	1,388,744

Hotel operating costs for the second quarter of 2016 were RMB1,217.4 million (US$183.2 million), compared to RMB1,088.2 million in the second quarter of 2015 and RMB1,200.5 million in the previous quarter, representing an 11.9% year-over-year increase and a 1.4% sequential increase. Total hotel operating costs excluding share-based compensation expenses (non-GAAP) for the second quarter of 2016 were RMB1,214.2 million (US$182.7 million), representing 73.3% of net revenues, compared to 74.5% for the second quarter of 2015 and 83.3% for the previous quarter. The year-over-year decrease in the percentage was mainly attributable to the improved blended RevPAR. The sequential decrease in the percentage was mainly due to seasonality.

Selling and marketing expenses for the second quarter of 2016 were RMB36.1 million (US$5.4 million), compared to RMB44.6 million in the second quarter of 2015 and RMB33.1 million in the previous quarter. Selling and marketing expenses excluding share-based compensation expenses (non-GAAP) for the second quarter of 2016 were RMB35.8 million (US$5.4 million), or 2.2% of net revenues, compared to 3.1% for the second quarter of 2015 and 2.3% for the previous quarter. The year-over-year decrease in selling and marketing expenses was mainly attributable to the adjustment related to membership points cost in the second quarter of 2016.

General and administrative expenses for the second quarter of 2016 were RMB118.9 million (US$17.9 million), compared to RMB95.4 million in the second quarter of 2015 and RMB106.6 million in the previous quarter. General and administrative expenses excluding share-based compensation expenses (non-GAAP) for the second quarter of 2016 were RMB106.2 million (US$16.0 million), representing 6.4% of net revenues, compared with 5.7% of net revenues in the second quarter of 2015 and 6.6% in the previous quarter. The year-over-year increase was mainly due to increased professional fees.

Pre-opening expenses for the second quarter of 2016 were RMB13.4 million (US$2.0 million), representing a 57.6% year-over-year decrease and a 39.3% sequential decrease. The year-over-year and sequential decreases were mainly due to fewer leased hotels opened and in the pipeline through organic growth in the second quarter of 2016.

Income from operations for the second quarter of 2016 was RMB263.4 million (US$39.6 million), compared to RMB199.7 million in the second quarter of 2015 and RMB70.8 million in the previous quarter. Excluding share-based compensation expenses, adjusted income from operations (non-GAAP) for the second quarter of 2016 was RMB279.6 million (US$42.1 million), representing a 31.3% year-over-year increase and a 226.6% sequential increase. The adjusted operating margin，defined as adjusted income from operations (non-GAAP) as percentage of net revenues, for the second quarter of 2016 was 16.9%, compared with 14.6% in the second quarter of 2015 and 5.9% in the previous quarter. The improved year-over-year adjusted operating margin was mainly due to the improved blended RevPAR, lower pre-opening expenses and operating leverage. The sequential increase in the margin was due to seasonality.

Net income attributable to China Lodging Group, Limited for the second quarter of 2016 was RMB315.5 million (US$47.5 million), compared to RMB149.2 million in the second quarter of 2015 and RMB69.4 million in the previous quarter. Excluding share-based compensation expenses, adjusted net income attributable to China Lodging Group, Limited (non-GAAP) for the second quarter of 2016 was RMB331.7 million (US$49.9 million), representing a 104.1% year-over-year increase and a 293.7% sequential increase. The year-over-year increase was mainly due to the expanded hotel network, the improved blended RevPAR, the lower pre-opening expenses, and the gain from disposal of the Home Inns ADS and deconsolidation of a subsidiary. The sequential increase was mainly attributed to the gain from disposal of the Home Inns ADS and from deconsolidation of a subsidiary, and seasonality.

Basic and diluted earnings per share/ADS.  For the second quarter of 2016, basic earnings per share were RMB1.14 (US$0.17) and diluted earnings per share were RMB1.11 (US$0.17); basic earnings per ADS were RMB4.56 (US$0.69) and diluted earnings per ADS were RMB4.44 (US$0.67). For the second quarter of 2016, excluding share-based compensation expenses, adjusted basic earnings per share (non-GAAP) were RMB1.20 (US$0.18) and adjusted diluted earnings per share (non-GAAP) were RMB1.17 (US$0.18); adjusted basic earnings per ADS (non-GAAP) were RMB4.80 (US$0.72) and adjusted diluted earnings per ADS (non-GAAP) were RMB4.67 (US$0.70).

EBITDA (non-GAAP) for the second quarter of 2016 was RMB556.0 million (US$83.7 million), compared with RMB364.6 million in the second quarter of 2015 and RMB260.8 million in the previous quarter. Excluding share-based compensation expenses, adjusted EBITDA (non-GAAP) for the second quarter of 2016 was RMB572.2 million (US$86.1 million), representing a 51.4% year-over-year increase and a 107.5% sequential increase.

Cash flow. Operating cash inflow for the second quarter of 2016 was RMB660.1 million (US$99.3 million). Investing cash inflow for the second quarter was RMB380.2 million (US$57.2 million).

Cash and cash equivalents and Restricted cash. As of June 30, 2016, the Company had a total balance of cash and cash equivalents, restricted cash of RMB2,826.9 million (US$425.4 million).

Debt financing. As of June 30, 2016, the Company had a short-term loan balance of RMB616.7 million (US$92.8 million) and the total credit facility available to the Company was RMB549.3 million (US$82.7 million).

Guidance for Third Quarter of 2016
The Company expects net revenues for the third quarter of 2016 to grow 10% to 12.5% year-over-year. The Company reaffirms the net revenues for the full year 2016 to grow 12% to 15%.
The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
China Lodging Group’s management will host a conference call at 8 a.m. ET, Tuesday, August 16, 2016 (or 8 p.m. on Tuesday, August 16, 2016 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3018 6776 (for callers in Hong Kong) or +65 6713 5440 (for callers outside of the US, China Mainland, and Hong Kong) and enter pass code 5130 9681.  Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through August 23, 2016. Please dial +1 (855) 452 5696 (for callers in the US) or +61 2 9003 4211 (for callers outside the US) and entering pass code 5130 9681.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s Web site, http://ir.huazhu.com.

Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted operating margin excluding share-based compensation expenses; adjusted net income attributable to China Lodging Group, Limited excluding share-based compensation expenses; adjusted basic and diluted earnings per share and per ADS excluding share-based compensation expenses; EBITDA; adjusted EBITDA excluding share-based compensation expenses; and adjusted EBITDA margin excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses is that share-based compensation expenses have been – and will continue to be – a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses, to assess operating results of the hotels in operation. The Company believes that the exclusion of share-based compensation expenses helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses may not be indicative of Company operating performance. Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels currently in operation. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA – or similarly titled measures utilized by other companies – since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About China Lodging Group, Limited
China Lodging Group, Limited is a leading hotel operator and franchisor in China under 12 brand names. As of June 30, 2016, the Company had 3,114 hotels or 314,811 rooms in operation in 357 cities. With a primary focus on economy and midscale hotel segments, China Lodging Group’s brands include Hi Inn, HanTing Hotel, Elan Hotel, JI Hotel, Starway Hotel, Joya Hotel, and Manxin Hotels & Resorts. The Company also has the rights as master franchisee for Mercure, ibis and ibis Styles, and co-development rights for Grand Mercure and Novotel, in Pan-China region.
The Company’s business includes leased, manachised and franchised models. Under the lease model, the Company directly operates hotels typically located on leased properties. Under the manachise model, the Company manages manachised hotels through the on-site hotel managers it appoints and collects fees from franchisees. Under the franchise model, the Company provides training, reservation and support services to the franchised hotels and collects fees from franchisees but does not appoint on-site hotel managers. The Company applies a consistent standard and platform across all of its hotels. As of June 30, 2016, China Lodging Group operates 24 percent of its hotel rooms under lease model, 76 percent under manachise and franchise models.
For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of the lodging market in China and other factors and risks outlined in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

 1 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.6459 on June 30, 2016 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

2 Each ADS represents four of the Company’s ordinary shares.

---Financial Tables and Operational Data Follow—

China Lodging Group, Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2015	June 30, 2016
	RMB	RMB	US$
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	1,237,838	2,466,352	371,109
Restricted cash	360,500	360,500	54,244
Short-term investments	533,215	46,295	6,966
Accounts receivable, net	93,956	137,477	20,686
Amounts due from related parties	16,157	111,140	16,723
Prepaid rent	429,588	380,670	57,279
Inventories	24,529	21,162	3,184
Other current assets	167,995	166,912	25,116
Deferred tax assets	98,200	98,200	14,775
Total current assets	2,961,978	3,788,708	570,082

Property and equipment, net	3,805,886	3,876,258	583,256
Intangible assets, net	144,812	487,848	73,405
Long-term investments	356,578	837,098	125,957
Amounts due from a related party	-	47,961	7,217
Goodwill	108,344	170,280	25,622
Other assets	195,446	199,404	30,004
Deferred tax assets	120,477	116,409	17,516
Total assets	7,693,521	9,523,966	1,433,059

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	324,680	616,702	92,795
Accounts payable	585,347	502,419	75,599
Amounts due to related parties	7,653	11,582	1,743
Salary and welfare payable	210,955	188,158	28,312
Deferred revenue	705,607	863,716	129,962
Accrued expenses and other current liabilities	576,160	725,369	109,145
Dividends payable	276,261	-	-
Income tax payable	102,810	119,543	17,987
Deferred tax liabilities	1,465	1,465	220
Total current liabilities	2,790,938	3,028,954	455,763

Deferred rent	945,192	977,382	147,065
Deferred revenue	180,861	185,259	27,876
Other long-term liabilities	275,954	299,401	45,051
Deferred tax liabilities	59,828	94,572	14,230
Total liabilities	4,252,773	4,585,568	689,985

Equity:
Ordinary shares	186	203	30
Treasury shares	(107,331)	(107,331)	(16,150)
Additional paid-in capital	2,470,099	3,653,452	549,730
Retained earnings	1,007,559	1,392,447	209,520
Accumulated other comprehensive income (loss)	59,596	(9,718)	(1,462)
Total China Lodging Group, Limited shareholders' equity	3,430,109	4,929,053	741,668
Noncontrolling interest	10,639	9,345	1,406
Total equity	3,440,748	4,938,398	743,074
Total liabilities and equity	7,693,521	9,523,966	1,433,059

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended
	June 30, 2015	March 31, 2016	June 30, 2016
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)
Revenues:
Leased and owned hotels	1,269,125	1,201,761	1,329,736	200,084
Manachised and franchised hotels	273,259	318,103	351,831	52,939
Others	-	628	8,994	1,353
Total revenues	1,542,384	1,520,492	1,690,561	254,376
Less: business tax and related surcharges	(84,625)	(82,507)	(33,642)	(5,062)
Net revenues	1,457,759	1,437,985	1,656,919	249,314

Operating costs and expenses:
Hotel operating costs:
Rents	(441,462)	(477,271)	(473,549)	(71,254)
Utilities	(65,404)	(114,482)	(66,730)	(10,041)
Personnel costs	(232,082)	(257,556)	(275,206)	(41,410)
Depreciation and amortization	(162,573)	(165,870)	(170,688)	(25,683)
Consumables, food and beverage	(123,704)	(115,037)	(129,792)	(19,530)
Others	(62,934)	(70,243)	(101,447)	(15,265)
Total hotel operating costs	(1,088,159)	(1,200,459)	(1,217,412)	(183,183)
Other operating costs	-	-	(3,029)	(455)
Selling and marketing expenses	(44,566)	(33,055)	(36,064)	(5,427)
General and administrative expenses	(95,408)	(106,607)	(118,868)	(17,886)
Pre-opening expenses	(31,553)	(22,019)	(13,371)	(2,012)
Total operating costs and expenses	(1,259,686)	(1,362,140)	(1,388,744)	(208,963)
Other operating income (expense), net	1,589	(5,091)	(4,787)	(719)
Income from operations	199,662	70,754	263,388	39,632
Interest income	7,757	9,801	15,472	2,328
Interest expense	(168)	(3,067)	(3,541)	(533)
Other income	3,815	15,661	109,724	16,510
Foreign exchange gain (loss)	(3,663)	(1,586)	5,926	892
Income before income taxes	207,403	91,563	390,969	58,829
Income tax expense	(56,432)	(27,713)	(77,457)	(11,656)
Income (Loss) from equity method investments	-	3,291	(3,146)	(473)
Net income	150,971	67,141	310,366	46,700
Less: net loss (income) attributable to noncontrolling interests	(1,785)	2,247	5,134	773
Net income attributable to China Lodging Group, Limited	149,186	69,388	315,500	47,473
Other comprehensive income
Unrealized securities holding gains (losses), net of tax	7,397	(1,288)	4,064	612
Reclassification adjustment of unrealized securities holding gains, net of tax, for gain included in net income	-	(12,903)	(55,018)	(8,278)
Foreign currency translation adjustments, net of tax	316	1,834	(6,003)	(903)
Comprehensive income	158,684	54,784	253,409	38,131
Comprehensive loss (income) attributable to the noncontrolling interest	(1,785)	2,247	5,134	773
Comprehensive income attributable to China Lodging Group, Limited	156,899	57,031	258,543	38,904

Earnings per share:
Basic	0.59	0.26	1.14	0.17
Diluted	0.58	0.25	1.11	0.17

Earnings per ADS:
Basic	2.37	1.03	4.56	0.69
Diluted	2.32	1.01	4.44	0.67

Weighted average number of shares used in computation:
Basic	251,338	269,131	276,496	276,496
Diluted	257,161	275,949	284,009	284,009

China Lodging Group, Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	June 30, 2015	March 31, 2016	June 30, 2016
	RMB	RMB	RMB	US$
	(in thousands)
Operating activities:
Net income	150,971	67,141	310,366	46,700
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	13,311	14,863	16,232	2,443
Depreciation and amortization	166,535	170,478	174,952	26,325
Deferred taxes	-	-	(3,789)	(570)
Bad debt expenses	(1,447)	749	97	15
Deferred rent	27,400	30,547	22,088	3,324
Gain from disposal of property and equipment	-	-	6,841	1,029
Impairment loss	10,505	6,393	33,222	4,999
Loss (Income) from equity method investments	173	(3,291)	3,146	473
Gain from sale of investments	-	(12,903)	(105,849)	(15,927)
Excess tax benefit from share-based compensation	(2,019)	(3,009)	(510)	(77)

Changes in operating assets and liabilities, net of effect of acquisitions:
Accounts receivable	(2,256)	(22,211)	(20,809)	(3,131)
Prepaid rent	(28,617)	6,549	33,528	5,045
Inventories	1,716	2,731	1,590	239
Amounts due from related parties	-	(824)	(3,954)	(595)
Other current assets	6,020	4,544	(11,874)	(1,787)
Other assets	994	(4,368)	410	62
Accounts payable	(7,620)	(3,321)	23,867	3,591
Amounts due to related parties	1,647	749	3,180	478
Salary and welfare payables	44,559	(68,012)	44,827	6,745
Deferred revenue	75,048	97,110	54,638	8,221
Accrued expenses and other current liabilities	(23,465)	39,119	32,597	4,905
Income tax payable and receivable	24,225	(13,905)	34,660	5,215
Other long-term liabilities	16,282	15,766	10,648	1,602
Net cash provided by operating activities	473,962	324,895	660,104	99,324

Investing activities:
Purchases of property and equipment	(100,964)	(179,440)	(105,747)	(15,912)
Purchases of intangibles	(3,808)	(3,868)	(1,049)	(158)
Amount received as a result of government zoning	-	2,099	-	-
Acquisitions, net of cash received	(1,744)	3,762	132,348	19,914
Proceeds from disposal of subsidiary and branch	-	-	(20,667)	(3,110)
Purchase of long-term investments	(12,602)	(79,252)	(52,422)	(7,888)
Proceeds from maturity/sale of long-term investments	3,612	14,727	5,009	754
Payment for shareholder loan to joint venture	-	(34,650)	(3,442)	(518)
Collection of shareholder loan from joint venture	749	-	-	-
Purchase of short-term investments	(237,895)	-	(25,400)	(3,822)
Proceeds from maturity/sale of short-term investments	862	80,242	451,616	67,954
Net cash provided by (used in) investing activities	(351,790)	(196,380)	380,246	57,214

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of option	7,733	4,251	990	149
Proceeds from short-term debt	100,000	281,719	-	-
Repayment of short-term debt	(511)	-	-	-
Funds advanced from noncontrolling interest holders	-	4,000	-	-
Repayment of funds advanced from noncontrolling interest holders	(441)	(100)	(100)	(15)
Contribution from noncontrolling interest holders	2,250	34,059	245	37
Dividend paid to noncontrolling interest holders	(3,212)	(890)	(240)	(36)
Dividend paid	-	(276,262)	-	-
Excess tax benefit from share-based compensation	2,019	3,009	510	77
Net cash provided by financing activities	107,838	49,786	1,405	212

Effect of exchange rate changes on cash and cash equivalents	316	(1,379)	9,837	1,482

Net increase in cash and cash equivalents	230,326	176,922	1,051,592	158,232
Cash and cash equivalents at the beginning of the period	663,150	1,237,838	1,414,760	212,877
Cash and cash equivalents at the end of the period	893,476	1,414,760	2,466,352	371,109

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended June 30, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,217,412	73.5%	3,254	0.2%	1,214,158	73.3%
Other operating costs	3,029	0.2%	-	0.0%	3,029	0.2%
Selling and marketing expenses	36,064	2.2%	283	0.0%	35,781	2.2%
General and administrative expenses	118,868	7.2%	12,695	0.8%	106,173	6.4%
Pre-opening expenses	13,371	0.8%	-	0.0%	13,371	0.8%
Total operating costs and expenses	1,388,744	83.9%	16,232	1.0%	1,372,512	82.9%
Income from operations	263,388	15.9%	16,232	1.0%	279,620	16.9%

	Quarter Ended June 30, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in thousands)

Hotel operating costs	183,183	73.5%	490	0.2%	182,693	73.3%
Other operating costs	455	0.2%	-	0.0%	455	0.2%
Selling and marketing expenses	5,427	2.2%	43	0.0%	5,384	2.2%
General and administrative expenses	17,886	7.2%	1,910	0.8%	15,976	6.4%
Pre-opening expenses	2,012	0.8%	-	0.0%	2,012	0.8%
Total operating costs and expenses	208,963	83.9%	2,443	1.0%	206,520	82.9%
Income from operations	39,632	15.9%	2,443	1.0%	42,075	16.9%

	Quarter Ended March 31, 2016
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,200,459	83.5%	2,744	0.2%	1,197,715	83.3%
Other operating costs	-	0.0%	-	0.0%	-	0.0%
Selling and marketing expenses	33,055	2.3%	232	0.0%	32,823	2.3%
General and administrative expenses	106,607	7.4%	11,887	0.8%	94,720	6.6%
Pre-opening expenses	22,019	1.5%	-	0.0%	22,019	1.5%
Total operating costs and expenses	1,362,140	94.7%	14,863	1.0%	1,347,277	93.7%
Income from operations	70,754	4.9%	14,863	1.0%	85,617	5.9%

	Quarter Ended June 30, 2015
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in thousands)

Hotel operating costs	1,088,159	74.6%	1,898	0.1%	1,086,261	74.5%
Other operating costs	-	0.0%	-	0.0%	-	0.0%
Selling and marketing expenses	44,566	3.1%	281	0.0%	44,285	3.1%
General and administrative expenses	95,408	6.5%	11,132	0.8%	84,276	5.7%
Pre-opening expenses	31,553	2.2%	-	0.0%	31,553	2.2%
Total operating costs and expenses	1,259,686	86.4%	13,311	0.9%	1,246,375	85.5%
Income from operations	199,662	13.7%	13,311	0.9%	212,973	14.6%

China Lodging Group, Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	June 30, 2015	March 31, 2016	June 30, 2016
	RMB	RMB	RMB	US$
	(in thousands, except per share and per ADS data)

Net income attributable to China Lodging Group, Limited (GAAP)	149,186	69,388	315,500	47,473
Share-based compensation expenses	13,311	14,863	16,232	2,443
Adjusted net income attributable to China Lodging Group, Limited (non-GAAP)	162,497	84,251	331,732	49,916

Earnings per share (GAAP)
Basic	0.59	0.26	1.14	0.17
Diluted	0.58	0.25	1.11	0.17

Earnings per ADS (GAAP)
Basic	2.37	1.03	4.56	0.69
Diluted	2.32	1.01	4.44	0.67

Adjusted earnings per share (non-GAAP)
Basic	0.65	0.31	1.20	0.18
Diluted	0.63	0.31	1.17	0.18

Adjusted earnings per ADS (non-GAAP)
Basic	2.59	1.25	4.80	0.72
Diluted	2.53	1.22	4.67	0.70

Weighted average number of shares used in computation
Basic	251,338	269,131	276,496	276,496
Diluted	257,161	275,949	284,009	284,009

	Quarter Ended
	June 30, 2015	March 31, 2016	June 30, 2016
	RMB	RMB	RMB	US$
	(in thousands)

Net income attributable to China Lodging Group, Limited (GAAP)	149,186	69,388	315,500	47,473
Interest income	(7,757)	(9,801)	(15,472)	(2,328)
Interest expenses	168	3,067	3,541	533
Income tax expense	56,432	27,713	77,457	11,656
Depreciation and amortization	166,535	170,478	174,952	26,325
EBITDA (non-GAAP)	364,564	260,845	555,978	83,659
Share-based Compensation	13,311	14,863	16,232	2,443
Adjusted EBITDA (non-GAAP)	377,875	275,708	572,210	86,102

	China Lodging Group, Limited
Operational Data
	As of
	June 30,	March 31,	June 30,
	2015	2016	2016
Total hotels in operation:	2,384	2,989	3,114
Leased and owned hotels	616	627	627
Manachised hotels	1,731	2,189	2,306
Franchised hotels	37	173	181
Total hotel rooms in operation	246,344	304,428	314,811
Leased and owned hotels	74,758	77,263	77,123
Manachised hotels	168,421	209,944	220,456
Franchised hotels	3,165	17,221	17,232
Number of cities	323	356	357

	For the quarter ended
	June 30,	March 31,	June 30,
	2015	2016	2016
Occupancy rate (as a percentage)
Leased and owned hotels	87.3%	82.2%	86.7%
Manachised hotels	85.3%	80.8%	85.5%
Franchised hotels	73.9%	61.9%	70.6%
Blended	85.8%	80.4%	85.2%
Average daily room rate (in RMB)
Leased and owned hotels	201	193	210
Manachised hotels	172	165	175
Franchised hotels	171	169	181
Blended	181	172	184
RevPAR (in RMB)
Leased and owned hotels	176	159	182
Manachised hotels	146	133	150
Franchised hotels	126	105	128
Blended	156	139	157

Same-hotel Operational Data: like-for-like performance for hotels in operation for at least 18 months during the current quarter

	As of and for the quarter ended June 30,
	2015	2016
Total	1,899	1,899
Leased hotels	590	590
Manachised and franchised hotels	1,309	1,309
Occupancy rate (as a percentage)	88.0%	87.7%
Average daily room rate (in RMB)	183	181
RevPAR (in RMB)	161	159

Hotel breakdown by segment

	Number of hotels in operation
	Net added	As of
	in Q2 2016	June 30, 2016
Economy hotels	84	2,726
HanTing Hotel	46	2,105
Leased hotels	(1)	492
Manachised hotels	47	1,613
Hi Inn	26	358
Leased hotels	(1)	37
Manachised hotels	21	285
Franchised hotels	6	36
Elan Hotel	11	180
Manachised hotels	7	149
Franchised hotels	4	31
ibis Hotel	1	83
Leased hotels	1	13
Manachised hotels	4	13
Franchised hotels	(4)	57
Midscale and upscale hotels	41	388
JI Hotel	27	229
Leased hotels	1	78
Manachised hotels	24	149
Franchised hotels	2	2
Starway Hotel	13	136
Leased hotels	-	3
Manachised hotels	13	84
Franchised hotels	-	49
Joya Hotel	1	5
Leased hotels	-	2
Manachised hotels	1	3
Manxin Hotels & Resorts	-	2
Leased hotels	-	1
Manachised hotels	-	1
ibis Styles Hotel	-	6
Manachised hotels	-	2
Franchised hotels	-	4
Mercure Hotel	-	8
Leased hotels	-	1
Manachised hotels	-	6
Franchised hotels	-	1
Novotel Hotel	-	1
Leased hotels	-	1
Manachised hotels	-	1
Grand Mercure	-	1
Franchised hotels	-	1
Total	125	3,114

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	June 30,		June 30,		yoy change	June 30,		yoy change	June 30,		yoy change
	2015	2016	2015	2016		2015	2016		2015	2016
Economy hotels	1,739	1,739	152	148	-3.0%	172	168	-1.9%	89%	88%	-1.0%
Leased hotels	522	522	159	152	-4.1%	179	177	-1.6%	88%	86%	-2.3%
Manachised and franchised hotels	1,217	1,217	149	146	-2.4%	168	164	-2.0%	89%	89%	-0.3%
Midscale and upscale hotels	160	160	230	250	8.6%	281	290	2.9%	82%	86%	4.5%
Leased hotels	68	68	263	292	11.2%	310	322	3.8%	85%	91%	6.1%
Manachised and franchised hotels	92	92	195	204	4.6%	248	251	0.9%	79%	81%	2.8%
Total	1,899	1,899	161	159	-1.2%	183	181	-0.7%	88%	88%	-0.4%

Contact Information
Ida Yu
Sr. Manager of Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com